Exhibit 99.17

June 30, 2021

Alberta Securities Commission

British Columbia Securities Commission

TSX Venture

RE: American Lithium Corp

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual and Special Meeting of Shareholders:

Date of meeting:	September 9, 2021
Record date for notice:	July 26, 2021
Record date for voting:	July 26, 2021
Beneficial ownership determination date:	July 26, 2021
Securities entitled to notice:	Common
Securities entitled to vote:	Common
Issuer mailing directly to non-objecting beneficial owners:	Yes
Issuer will pay for objecting beneficial owner material distribution:	No
Issuer using notice-and-access for registered investors:	Yes
Issuer using notice-and-access for non-registered investors:	Yes
Notice-and-access stratification criteria:	No

Sincerely,

Trust Central Services

AST Trust Company (Canada)